Exhibit 21.1

List of Subsidiaries of Cowen Group, Inc.
(as of December 31, 2008)

Name of Subsidiary	Jurisdiction
Cowen and Company, LLC	Delaware
Cowen International Limited	England and Wales
Cowen Capital Partners, LLC	Delaware
Cowen Asset Management, LLC	Delaware
Cowen Asset Management Limited	England and Wales
Cowen Healthcare Royalty Management, LLC	Delaware
Cowen Latitude Advisors Limited	Hong Kong
Cowen Funds p.l.c.	Ireland